510 Burrard St, 3rd Floor
Date: 13/04/2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENDEAVOUR SILVER CORP. (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	19-04-2011
Record Date for Voting (if applicable) :	19-04-2011
Beneficial Ownership Determination Date :	19-04-2011
Meeting Date :	31-05-2011 (AMENDED)
Meeting Location (if available) :	Vancouver

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	29258Y103	CA29258Y1034

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENDEAVOUR SILVER CORP.